UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The 2022 annual meeting of shareholders of ZK International Group Co., Ltd. (the “Company”), originally scheduled for September 26, 2022 local time (September 25, 2022 Eastern Time), was not successfully held due to a lack of the required quorum. As a company incorporated in the British Virgin Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5620 which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. Such practice is not prohibited by British Virgin Islands law. Except for the foregoing, the Company endeavors to comply with the Nasdaq corporate governance practices. The Company will disclose the reliance on such exemption in its annual report on Form 20-F for the fiscal year ending September 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2022	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board